Exhibit 99.1

Press Release

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

AB InBev files its Annual Report on Form 20-F

for the year ended 31 December 2019,

updates on the impact of COVID-19 and

updates on the sale of Carlton & United

Breweries to Asahi Group Holdings, Ltd.

24 March 2020 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) today filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The Form 20-F can be downloaded from the Company’s website (www.ab-inbev.com) under the heading Investors / Results Center / Latest SEC Filings, at the company’s Issuer Direct Corp webpage (https://app.irdirect.net/company/2888/hotline/) or from the SEC’s website (www.sec.gov) as of 24 March 2020. Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from Issuer Direct Corp, The Investor Network, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 (AB-InBevReports@issuerdirect.com), +1-888-301-2501.

On 27 February 2020, in connection with its fourth quarter and full year 2019 results, AB InBev announced a 2020 Outlook, which is attached hereto as Annex A. That 2020 Outlook reflected the Company’s assessment at that time. Since 27 February 2020, the scale and magnitude of COVID-19 has increased significantly, resulting in restrictions imposed on many customers, as well as other limitations and social distancing measures in many countries in mid-March 2020. Given the uncertainty, volatility and fast-moving developments of the pandemic in the markets in which AB InBev operates, the Company is withdrawing that 2020 Outlook in its entirety because of the impact of COVID-19.

Also, as previously announced on 19 July 2019, AB InBev agreed to sell its Australian subsidiary Carlton & United Breweries (CUB) to Asahi Group Holdings Ltd. for 16 billion AUD, equivalent to approximately 11 billion USD. The parties continue to cooperate with the Australian Competition and Consumer Commission (ACCC) and Foreign Investment Review Board (FIRB) with a view to obtaining the necessary approvals and closing the transaction as soon as possible in the second quarter of 2020.

Carlos Brito, Chief Executive Officer, stated: “We are living in extraordinary times. The COVID-19 pandemic represents unprecedented challenges for societies, governments and businesses across the world. The health and safety of our colleagues and communities continues to be our number one priority and we are doing our part globally through production of hand sanitizer and disinfectants, bottling of emergency relief water and other actions. We are working closely with governments, local authorities, business partners, communities and stakeholders.

“We continue to implement our business continuity plans and are preparing for a strong recovery, learning from the experiences of our operations across the world. Since the beginning of the outbreak in China, our local team demonstrated tremendous resilience and agility, supported by colleagues from all our markets. Our team in China took bold actions to adapt our business, from brewing operations to connecting with customers and consumers, in response to a volatile environment and changing behaviors. Their efforts were remarkable, and their experience and insight continue to benefit our operations around the world. We are proud of the resilience and commitment of our teams. Our diverse geographic footprint, unparalleled portfolio of brands, clear commercial strategy and talented people will continue to take us forward.”

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Press Release
Brussels / 24 March 2020 / 12.00am CET

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors

Lauren Abbott

Tel: +1 212 573 9287

E-mail: lauren.abbott@ab-inbev.com

Mariya Glukhova

Tel: +32 16 276 888

E-mail: mariya.glukhova@ab-inbev.com

Jency John

Tel: +1 646 746 9673

E-mail: jency.john@ab-inbev.com

Media

Pablo Jimenez

Tel: +1 212 284 0158

E-mail: pablo.jimenez@ab-inbev.com

Ingvild Van Lysebetten

Tel: +32 16 276 608

E-mail: ingvild.vanlysebetten@ab-inbev.com

Fallon Buckelew

Tel: +1 310 592 6319

E-mail: fallon.buckelew@ab-inbev.com

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Press Release
Brussels / 24 March 2020 / 12.00am CET

Annex A — WITHDRAWN 2020 OUTLOOK (AS ANNOUNCED ON 27 FEBRUARY 2020)

(i)

Impact of COVID-19: The impact of the COVID-19 virus outbreak on our business continues to evolve. The outbreak has led to a significant decline in demand in China in both on-premise and in-home channels. Additionally, demand during the Chinese New Year was lower than in previous years as it coincided with the beginning of this outbreak. For the first two months of 2020, we estimate that the outbreak has resulted in lost revenue of approximately 285 million USD and lost EBITDA of approximately 170 million USD in China.

(ii)

Overall Performance: We will continue to evolve our top-line growth to be more balanced between volume and revenue per hl, as we employ the category expansion framework across our footprint to reach new consumers with different price points and styles. In FY20, we expect EBITDA growth of 2-5%, with the majority of our growth to be delivered in the second half of the year. In 1Q20, we expect EBITDA to decline by around 10% given the impact of COVID-19 on our results as well as a challenging comparable, especially in Brazil. The outlook for both FY20 and 1Q20 reflects our current assessment of the scale and magnitude of COVID-19, which is subject to change as we continue to monitor the development of the outbreak.

(iii)	Cost of Sales: We expect CoS per hl to increase by mid-single digits.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY20 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be approximately 180 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate (ETR): We expect the normalized ETR in FY20 to be in the range of 27% to 29%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of around 5.0 billion USD in FY20 as we are increasing investments in innovation and consumer-centric initiatives.

(vii)	Debt: Approximately 40% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

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